UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-51457

Pernod Ricard S.A.
(Exact name of registrant as specified in its charter)
12, place des Etats-Unis, 75783 Paris Cedex 16, France
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Ordinary shares, nominal value of €3.10 each
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:
Rule 12h-6(a)	Rule 12h-6(d)
(for equity securities)	(for successor registrants)
Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

Not applicable.

Item 2.

Recent United States Market Activity

Not applicable.

Item 3.

Foreign Listing and Primary Trading Market

A.

The primary trading market for the ordinary shares of Pernod Ricard S.A. (“Pernod Ricard”) is the Eurolist market of Euronext Paris in France.

B.

Pernod Ricard’s ordinary shares have been continuously listed on the Eurolist market of Euronext Paris, or its predecessor French stock exchanges, since January 1, 1975.  Pernod Ricard has maintained a listing of its ordinary shares on the Eurolist market of Euronext Paris for at least the 12 months preceding the filing of this form.

C.

The percentage of trading of Pernod Ricard’s ordinary shares that occurred in France during the 12-month period ending on May 31, 2007 was 99.94%.

Item 4.

Comparative Trading Volume Data

A.

The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 1, 2006 and the last date of such period is May 31, 2007.

B.

The average daily trading volume of the ordinary shares both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Average daily trading volume	303	486,036

C.

For the same 12-month period described in Item 4.A, the average daily trading volume of Pernod Ricard’s ordinary shares in the United States as a percentage of the average daily trading volume of the ordinary shares on a worldwide basis was 99.94%.

D.

Not applicable.

E.

Effective as of March 30, 2006, Pernod Ricard terminated its sponsored American depositary receipt (ADR) facility maintained with the Bank of New York (over-the-counter market).  During the 12-month period preceding the termination of its ADR facility, the average daily trading volume of Pernod Ricard’s ordinary shares and ADSs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume of its ordinary shares and ADSs (expressed in terms of the underlying ordinary shares) on a worldwide basis was less than 1%.

F.

The source of the trading volume information used for determining whether Pernod Ricard meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.

Alternative Record Holder Information

Not applicable.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

Not applicable.

Item 8.

Prior Form 15 Filers

A.

On February 13, 2007, Pernod Ricard filed a Form 15 to terminate the registration of its ordinary shares pursuant to Rule 12g-4.

B.

The descriptions of Pernod Ricard’s Primary Trading Market and Comparative Trading Volume Data contained, respectively, in Item 3 and in Item 4 are incorporated herein by reference.

C.

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

Pernod Ricard intends to publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.pernod-ricard.com.

PART III

Item 10.

Exhibits

None.

Item 11.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Pernod Ricard S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Pernod Ricard S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: June 6, 2007	By:	/s/ Emmanuel Babeau
	Name:	Emmanuel Babeau
	Title:	Deputy Managing Director

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